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                           October 27, 2023

       Geoffrey Gwin
       Chief Executive Officer
       Eastside Distilling, Inc.
       2321 NE Argyle Street, Unit D
       Portland, Oregon 97211

                                                        Re: Eastside
Distilling, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on October
25, 2023
                                                            File No. 333-275160

       Dear Geoffrey Gwin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Robert Brantl